Voya Stationery

J. Neil McMurdie

Senior Counsel

One Orange Way, C2N

Windsor, CT  06095

Tel.:  860-580-2824

Fax:  860-580-4897

Email:  neil.mcmurdie@voya.com

January 9, 2015

                                                                                                         EDGARLINK

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Variable Life Account C of Voya Retirement Insurance and
               Annuity Company

            Prospectus Title: NYSUT GVUL

            File Nos.: 333-89953, 811-09665

            Withdrawal of Registration Statement on Form S-6

            Rule 477 Filing

Ladies and Gentlemen:

On October 29, 1999, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 (the “33 Act”) and the Investment Company Act of 1940, an Initial Registration Statement on Form S-6 as subsequently amended by pre-effective amendment on May 3, 2000. The registration statement was further amended on January 3, 2001, April 18, 2001, April 19, 2002, October 8, 2002 and December 3, 2002.

Because no securities were sold in connection with this registration, we respectfully request withdrawal of this registration and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the 33 Act.

Please contact me with your questions or comments.

Respectfully,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

Windsor Site

One Orange Way, C2N                                                                                                                       Voya Services Company

Windsor, Ct 06095